Exhibit 99.11

SLR International Corporation 1658 Cole Blvd, Suite 100, Lakewood, CO 80401

CONSENT OF QUALIFIED PERSON

To: NexGen Energy Ltd.

In connection with the Annual Report on Form 40-F of NexGen Energy Ltd. (the “Annual Report”) for the year ended December 31, 2021, I, Mark B. Mathisen, C.P.G., hereby consent to the references in the Annual Report to my name and to the inclusion of extracts from or summaries of sections for which I am responsible in the report entitled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study”, with an effective date of February 22, 2021, and as amended and restated on March 10, 2021.

Dated: February 25, 2022

/s/ Mark B. Mathisen

Mark B. Mathisen, C.P.G.

global environmental and advisory solutions	www.slrconsulting.com